Exhibit 23.4

Independent Auditors’ Consent

      We consent to the use in this Amendment No. 4 to Registration Statement No. 333-73022 of HEARx LTD. on Form S-4 of our report dated February 15, 2002, (except for Note 18b which is dated May 3, 2002) with respect to the audited consolidated balance sheets of Helix Hearing Care of America Corp. as at November 30, 2001 and 2000 and the related consolidated statements of loss, deficit and cash flows for each of the three years in the period ended November 30, 2001 appearing in the joint proxy statement/prospectus, which is part of this Registration Statement.

      We also consent to the reference to us under the headings “Experts” in such joint proxy statement/prospectus.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Montreal, Quebec
April 2, 2002